Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 4, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2161

Convertible & Income Portfolio of Funds, Series 35

File Nos. 333-258952 and 811-03763

Dear Ms. Dubey:

This letter responds to the comment given during a telephone conversation with our office regarding response letter filed on October 1, 2021, relating to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2161, filed on August 20, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 35 (the “trust”).

Additional comment

1.       Please represent to the staff that the next registration statement that will need acceleration will contain disclosure in the registration statement that the principal financial officer also fulfills the role of the principal accounting officer.

Response:       We confirm that the next registration statement that will need acceleration will contain disclosure in the registration statement that the principal financial officer also fulfills the role of the principal accounting officer.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren